EXHIBIT 99.1

PRESS RELEASE DATED AUGUST 2, 2011

MILL CITY ANNOUNCES POSITIVE RESULTS FROM TOMBSTONE GOLD PROJECT

August 2, 2011 – Mill City Gold Corp. (TSX-V: MC, FWB: NJ6) ("Mill City" and/or the “Company”) is pleased to announce positive results from Phase 1 soil geochemical surveys that were conducted earlier this summer at four of its properties located near Dawson City in central Yukon where Golden Predator recently announced a second discovery at its flagship Brewery Creek Project.

The four properties are part of a package of six properties that are held under option from Strategic Metals Ltd. (TSX-V: SMD) and which are collectively referred to as the Tombstone Gold Project.  The properties lie in a prospective belt of high-level plutons that extends southeasterly from Golden Predator’s Brewery Creek property to Ryan Gold’s Ida-Oro property.

The most promising results were obtained from the Ham property which adjoins the Ida-Oro property, where localized contour sampling identified a 300 by 700 m area containing scattered moderately to strongly anomalous values for gold (20-163 ppb), silver (2-20.7 ppm), arsenic (100-1660 ppm), antimony (20-278 ppm), bismuth (10-147.5 ppm) and lead (100-789 ppm).

Phase 2 exploration comprising contour and grid soil sampling combined with systematic prospecting and geological mapping are planned for later this summer.

The 2011 Tombstone Gold program is being conducted by Archer, Cathro & Associates (1981) Limited.  Technical information in this news release has been reviewed by Heather Smith, B.Sc., P.Geo., a qualified person for the purpose of National Instrument 43-101.

Analytical work for Phase 1 of the project was done by ALS Chemex. The preparation of soil samples was done in Whitehorse and the geochemical analyses in North Vancouver.

A 50 g sample was digested in a mix of three parts hydrochloric acid and one part nitric acid.  The acid mix generates nascent chlorine and nitrosyl chloride, which dissolves free gold and gold compounds.  Final gold values are determined by inductively coupled mass spectrometry directly from the digestion liquor (Au-TL43).  All samples were then analyzed for 51 elements using a 0.5 g sample, which is digested by aqua regia.  After cooling the solution is diluted with deionized water, mixed and analysed by inductively coupled plasma-atomic emission spectrometry (ME-MS41).

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.